UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 61243/December 28, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13698

| | |
|---|---|
| In the Matter of | : |
| | : |
| CUSTOMER SPORTS, INC., | : |
| GENERAL MAGIC, INC., | :   ORDER MAKING FINDINGS |
| LEONIDAS FILMS, INC. (N/K/A | :   AND REVOKING |
|  CONSOLIDATED PICTURES GROUP, INC.), | :   REGISTRATIONS BY DEFAULT |
| SPORTSPRIZE ENTERTAINMENT, INC., | :   AS TO FIVE RESPONDENTS |
| U.S. INTERACTIVE, INC., and | : |
| USA BIOMASS CORP. | : |

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on November 25, 2009. The Division of Enforcement (Division) has provided evidence that all Respondents have been served with the OIP by December 2, 2009, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. Respondents were put on notice, by Order dated December 15, 2009, that failure to file an Answer could result in default. To date, only Respondent Leonidas Films, Inc. (n/k/a Consolidated Pictures Group, Inc.) (Leonidas), has filed an Answer and the proceeding remains pending as to it. A telephonic prehearing conference was held on December 22, 2009, during which only counsel for the Division of Enforcement and Leonidas participated.

Accordingly, Respondents Customer Sports, Inc. (CTMR), General Magic, Inc. (GMGCQ), SportsPrize Entertainment, Inc. (JOCKQ), U.S. Interactive, Inc. (USITQ), and USA Biomass Corp. (UBMSQ) (together, Respondents) are in default for failing to file an Answer, for failing to participate in the telephonic prehearing conference, and for failing to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a); .220(f); and .221(f). As permitted by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

CTMR[1], CIK No. 51853, is an expired Utah corporation located in Del Mar, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CTMR is delinquent in its periodic filings with the Commission, having not filed any

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[1] The short form of each issuer's name is also its stock symbol.

periodic reports since it filed a Form 10-QSB for the period ended April 30, 2000, which reported a net loss of $593,993 for the prior nine months.  The audit report accompanying the company's Form 10-K for the period ended July 31, 1999, included a "going concern" opinion based on the company's accumulated deficit and negative net worth.  As of November 23, 2009, the common stock of CTMR was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GMGCQ, CIK No. 933524, is a void Delaware corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  GMGCQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of $5,484,000 for the prior six months.  On December 11, 2002, GMGCQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was terminated on June 30, 2005.  As of November 23, 2009, the common stock of GMGCQ was traded on the over-the-counter markets.

JOCKQ, CIK No. 1078593, is a Nevada corporation located in Culver City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  JOCKQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2000, which reported a net loss of $3,014,855 for the prior six months.  On December 1, 2000, JOCKQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on January 31, 2003.  As of November 23, 2009, the common stock of JOCKQ was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

USITQ, CIK No. 1086637, is a forfeited Delaware corporation located in Cupertino, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  USITQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $78,833,000 for the prior nine months.  On January 22, 2001, USITQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware which was still pending as of November 23, 2009.  As of November 23, 2009, the common stock of USITQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UBMSQ, CIK No. 831002, is a void Delaware corporation located in Orange, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  UBMSQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002, which reported a net loss of $3,201,118 for the prior year.  UBMSQ also failed to file Forms 10-QSB for any of the interim periods for fiscal years 2001 and 2002 and failed to file a Form 10-KSB for the fiscal year ended December 31, 2000.  On December 8, 2000, UBMSQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was terminated on February 27, 2006.  As of November 23, 2009, the common stock of UBMSQ was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Customer Sports, Inc., General Magic, Inc., SportsPrize Entertainment, Inc., U.S. Interactive, Inc., and USA Biomass Corp. are revoked.

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Robert G. Mahony
Administrative Law Judge